TSX:GNG
www.goldengoliath.com

Drilling to Continue at Las Bolas / Los Hilos

Vancouver, Canada, February 6, 2013

For immediate release

Golden Goliath Resources Ltd. (TSX V:GNG) (US:GGTH-F) (the “Company”) is pleased to announce that it has now received the preliminary report of the 2012 drilling activities on the Las Bolas / Los Hilos property, which is subject to an earn in shareholders agreement. Under the terms of the Earn-in and Shareholders agreement, Agnico-Eagle Mines Limited (“AgnicoEagle”) can earn a 51% interest in the property by spending $5 million on exploration over a 5 year period. Agnico-Eagle will then have the option of earning an additional 20% interest by either completing a feasibility study or by spending an additional $10 million in exploration.

During this first year of the option agreement a program of diamond drilling that consisted of 2,803.5 metres of NQ diameter diamond drilling in 10 holes of varying lengths was completed. A total of 2,712 samples were taken from this core for analysis by ALS Chemex. Of the 10 holes in this program, eight were located in the area known as the Filo de Oro Trend, which includes the old Los Hilos adit, and 2 were located in the area known as “El Orito”, which is also on the eastern side of the property.

The drilling program was oriented with the purpose of looking for mineralized structures, such as veins, stockwork zones, faults and fractures parallel to the known structural trends in the area in order to extend the mineralized zones previously indicated by Golden Goliath’s work. Eight of the ten holes had mineralized intersections extending these target areas. This includes hole ALH-12 001 which extended the “Crucero Largo” zone by 120 metres. This structure is adjacent to, and strikes perpendicular to, the main Los Hilos vein. A zone of disseminated mineralization, hosted in rhyodacite, rhyolite and volcanic agglomerate, was also intersected above the old Los Hilos mine tunnel in hole ALH-12-003 and mineralized structures were encountered below this old tunnel in hole ALH-12 008. The two holes in the El Orito zone were also encouraging and this zone was pointed out as a good target for further drilling. Golden Goliath believes that these results have grown the known mineralization on the property. A table of significant drill results is given at the end of the news release.

The report recommends more drilling on the property including the El Orito and Las Bolas areas as well as further surface work. A new drill program will commence on the property in February.

Meanwhile Golden Goliath is very pleased with the results on Las Bolas/Los Hilos it continues developing specific drill targets on its 100% owned Nopalera property. Nopalera is adjacent on its west side to the Las Bolas Property. On its east side, Nopalera is adjacent to the very significant new discovery by Fresnillo PLC at Orisyvo, which already has a resource of 9.6 million ounces of gold and 13 million ounces of silver. The discovery of Orisyvo has spurred local infrastructure improvements. These include the Mexican government’s upgrading of the 45 km gravel access road leading to Uruachic to a two lane paved highway.

Golden Goliath is also preparing the old San Martin adit for a program of underground drilling. This property is 100% owned by Golden Goliath. The San Martin adit is about 600 metres long and lies approximately 5 km north of Las Bolas/Los Hilos property. Previous detailed underground sampling at San Martin has returned excellent grades and widths including 5.96 gm Gold/tonne + 202 gm Silver/tonne over 20.0 metres and 6.72 gm Gold/tonne + 141 gm Silver/tonne over 20 metres. No underground drilling has ever been conducted inside of this adit.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person who has reviewed and approved this release is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

FOR MORE INFORMATION CONTACT:

Golden Goliath Resources Ltd. J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604)-682-2950 Email: jps@goldengoliath.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.